UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 01, 2025

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 03 November 2025
Exhibit No. 2	Total Voting Rights dated 03 November 2025
Exhibit No. 3	Transaction in Own Shares dated 04 November 2025
Exhibit No. 4	Transaction in Own Shares dated 05 November 2025
Exhibit No. 5	Transaction in Own Shares dated 06 November 2025
Exhibit No. 6	Director/PDMR Shareholding dated 06 November 2025
Exhibit No. 7	Transaction in Own Shares dated 07 November 2025
Exhibit No. 8	Transaction in Own Shares dated 10 November 2025
Exhibit No. 9	Transaction in Own Shares dated 11 November 2025
Exhibit No. 10	Transaction in Own Shares dated 12 November 2025
Exhibit No. 11	Transaction in Own Shares dated 13 November 2025
Exhibit No. 12	Director/PDMR Shareholding dated 13 November 2025
Exhibit No. 13	Transaction in Own Shares dated 14 November 2025
Exhibit No. 14	Transaction in Own Shares dated 17 November 2025
Exhibit No. 15	Transaction in Own Shares dated 18 November 2025
Exhibit No. 16	Transaction in Own Shares dated 19 November 2025
Exhibit No. 17	Transaction in Own Shares dated 20 November 2025
Exhibit No. 18	Transaction in Own Shares dated 21 November 2025
Exhibit No. 19	Transaction in Own Shares dated 24 November 2025
Exhibit No. 20	Transaction in Own Shares dated 25 November 2025
Exhibit No. 21	Transaction in Own Shares dated 26 November 2025
Exhibit No. 22	Transaction in Own Shares dated 28 November 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: December 01, 2025

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

03 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	31 October 2025
Number of ordinary shares purchased:	3,944,563
Highest price paid per share:	407.3000p
Lowest price paid per share:	404.2500p
Volume weighted average price paid per share:	405.6216p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,922,759,891 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,922,759,891) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7825F_1-2025-10-31.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 209,473,911 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 375.0159p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 2

   3 November 2025

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA's) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 October 2025, Barclays PLC's issued share capital consists of 13,922,759,891 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 13,922,759,891 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations Marina Shchukina +44 (0)20 7116 2526	Media Relations Jon Tracey +44 (0)20 7116 4755

 Exhibit No. 3

04 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	03 November 2025
Number of ordinary shares purchased:	2,703,691
Highest price paid per share:	408.7000p
Lowest price paid per share:	404.8000p
Volume weighted average price paid per share:	406.8511p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,920,058,088 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,920,058,088) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0068G_1-2025-11-3.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 212,177,602 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 375.4216p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

 Exhibit No. 4

05 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	04 November 2025
Number of ordinary shares purchased:	2,735,538
Highest price paid per share:	406.3000p
Lowest price paid per share:	396.7500p
Volume weighted average price paid per share:	402.1148p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,940,837,199 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,940,837,199) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1916G_1-2025-11-4.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 214,913,140 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 375.7613p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 5

06 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	05 November 2025
Number of ordinary shares purchased:	3,953,867
Highest price paid per share:	406.7000p
Lowest price paid per share:	401.6000p
Volume weighted average price paid per share:	404.6671p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,940,805,797 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,940,805,797) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3851G_1-2025-11-5.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 218,867,007 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 376.2835p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 6

6 November 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Craig Bright
2	Reason for the notification
a)	Position/status	Group Co-Chief Operating Officer and Barclays Execution Services Co-Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Acquisition of Shares following the exercise of an option granted under the Barclays Group SAYE Share Option Scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares
		£1.33 per Share	8,120
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-11-04
f)	Place of the transaction	Outside a trading venue

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 7

07 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	06 November 2025
Number of ordinary shares purchased:	3,894,518
Highest price paid per share:	412.9000p
Lowest price paid per share:	407.4500p
Volume weighted average price paid per share:	410.8340p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,938,634,186 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,938,634,186) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5778G_1-2025-11-6.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 222,761,525 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 376.8876p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 8

10 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	07 November 2025
Number of ordinary shares purchased:	2,698,387
Highest price paid per share:	412.0000p
Lowest price paid per share:	404.0000p
Volume weighted average price paid per share:	407.6508p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,937,954,082 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,937,954,082) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7638G_1-2025-11-7.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 225,459,912 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 377.2557p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 9

11 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	10 November 2025
Number of ordinary shares purchased:	2,649,035
Highest price paid per share:	417.9500p
Lowest price paid per share:	410.7000p
Volume weighted average price paid per share:	415.2457p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,937,223,912 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,937,223,912) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9541G_1-2025-11-10.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 228,108,947 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 377.6969p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 10

12 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	11 November 2025
Number of ordinary shares purchased:	2,599,764
Highest price paid per share:	426.1000p
Lowest price paid per share:	420.5500p
Volume weighted average price paid per share:	423.1155p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,936,074,829 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,936,074,829) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1396H_1-2025-11-11.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 230,708,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 378.2087p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 11

13 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	12 November 2025
Number of ordinary shares purchased:	2,017,150
Highest price paid per share:	429.3500p
Lowest price paid per share:	422.4500p
Volume weighted average price paid per share:	426.3182p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,935,424,576 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,935,424,576) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3201H_1-2025-11-12.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 232,725,861 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 378.6257p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 12

13 November 2025

Notification and public disclosure of transaction by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transaction by a person discharging managerial responsibility in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") as set out below:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matt Fitzwater
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Disposal of Shares by Computershare Investor Services plc in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s):
		£4.302 per Share	2,396
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2025-11-13
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Marina Shchukina	Jonathan Tracey
+44 (0) 20 7116 2526	+44 (0) 20 7116 4755

Exhibit No. 13

14 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	13 November 2025
Number of ordinary shares purchased:	2,568,217
Highest price paid per share:	430.4500p
Lowest price paid per share:	426.2500p
Volume weighted average price paid per share:	428.3126p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,933,552,486 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,933,552,486) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5122H_1-2025-11-13.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 235,294,078 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 379.1680p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 14

17 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	14 November 2025
Number of ordinary shares purchased:	2,659,374
Highest price paid per share:	417.1500p
Lowest price paid per share:	409.8000p
Volume weighted average price paid per share:	413.6312p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,931,663,458 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,931,663,458) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6854H_1-2025-11-14.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 237,953,452 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 379.5532p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                      Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 15

18 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	17 November 2025
Number of ordinary shares purchased:	3,892,466
Highest price paid per share:	412.8000p
Lowest price paid per share:	409.4500p
Volume weighted average price paid per share:	411.0505p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,928,215,121 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,928,215,121) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8781H_1-2025-11-17.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 241,845,918 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 380.0601p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 16

19 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	18 November 2025
Number of ordinary shares purchased:	4,022,904
Highest price paid per share:	401.1500p
Lowest price paid per share:	395.3000p
Volume weighted average price paid per share:	397.7227p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,924,580,662 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,924,580,662) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0671I_1-2025-11-18.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 245,868,822 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 380.3491p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 17

20 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	19 November 2025
Number of ordinary shares purchased:	2,754,882
Highest price paid per share:	403.3000p
Lowest price paid per share:	394.7000p
Volume weighted average price paid per share:	399.2911p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,922,059,547 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,922,059,547) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2581I_1-2025-11-19.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 248,623,704 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 380.5590p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 18

21 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	20 November 2025
Number of ordinary shares purchased:	2,741,915
Highest price paid per share:	405.3500p
Lowest price paid per share:	398.5000p
Volume weighted average price paid per share:	401.1794p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,919,529,612 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,919,529,612) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/4449I_1-2025-11-20.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 251,365,619 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 380.7840p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 19

24 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	21 November 2025
Number of ordinary shares purchased:	4,080,366
Highest price paid per share:	395.1000p
Lowest price paid per share:	389.5000p
Volume weighted average price paid per share:	392.1217p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,915,755,413 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,915,755,413) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6206I_1-2025-11-21.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 255,445,985 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 380.9651p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 20

25 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	24 November 2025
Number of ordinary shares purchased:	4,002,590
Highest price paid per share:	401.7000p
Lowest price paid per share:	397.3500p
Volume weighted average price paid per share:	399.7412p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,911,901,640 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,911,901,640) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8072I_1-2025-11-24.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 259,448,575 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 381.2547p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 21

26 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 30 July 2025:

Date of purchase:	25 November 2025
Number of ordinary shares purchased:	2,105,514
Highest price paid per share:	413.4000p
Lowest price paid per share:	404.7000p
Volume weighted average price paid per share:	408.4514p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,910,037,526 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,910,037,526) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9880I_1-2025-11-25.pdf

Since the commencement of the share buy-back programme announced on 30 July 2025, the Company has purchased 261,554,089 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 381.4737p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

Exhibit No. 22

28 November 2025

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each ("ordinary shares") on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 23 October 2025:

Date of purchase:	27 November 2025
Number of ordinary shares purchased:	2,338,117
Highest price paid per share:	430.8000p
Lowest price paid per share:	422.0000p
Volume weighted average price paid per share:	427.6945p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital will consist of 13,907,858,099 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (13,907,858,099) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3592J_1-2025-11-27.pdf

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Marina Shchukina +44 (0) 20 7116 2526                       Tom Hoskin +44 (0) 20 7116 4755

&#xD;